Filed Pursuant to Rule 253(g)(2)

File No. 024-10926

Fundrise Growth eREIT III, LLC

SUPPLEMENT NO. 5 DATED May 1, 2024

TO THE OFFERING CIRCULAR DATED January 8, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT III, LLC (“we”, “our” or “us”), dated January 8, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 9, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

  Declaration of dividend.

Declaration of Dividend

On May 1, 2024, the Manager of the Company declared a daily distribution of $0.0001369863 per share (the “May 2024 Daily Distribution Amount”) (which equates to approximately 0.33% on an annualized basis calculated at the current rate, assuming a $15.17 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on May 1, 2024 and ending on May 31, 2024 (the “May 2024 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the May 2024 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2024. While the Company's Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.